EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Quartz Mountain Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd. (the “Company”), which comprise the consolidated statements of financial position as at July 31, 2023 and 2022 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for each of the years in the three year period ended July 31, 2023, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2023 and 2022 and its financial performance and its cash flows for each of the years in the three year period ended July 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that there are material uncertainties that cast significant doubt about the going concern assumption. The Company has no current source of revenue, has incurred losses from inception and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This issue also constitutes, from our perspective, a critical audit matter that was communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved, on our part, especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating this critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which in all likelihood will not be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

A critical audit matter was communicated above under ‘Going Concern’.

We have served as the Company’s auditor since 2021.

Chartered Professional Accountants

De Visser Gray LLP

PCAOB ID: 01054

Vancouver, Canada

November 27, 2023

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QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars)

	Note	July 31, 2023	July 31, 2022
Assets
Current assets
Cash		$97,469	$321,791
Amounts receivable and other assets	3	23,921	18,656
		121,390	340,447
Non-current assets
Mineral property interests	4	715,000	465,000
Right-of-use asset	13	27,211	37,106
Total assets		$863,601	$842,553

Liabilities and Shareholders’ Equity

Current liabilities
Amounts payable and other liabilities	6	$23,121	$188,135
Due to related parties	7(c)	17,029	102,820
Lease liability	13	10,368	8,580
		50,518	299,535
Non-current liabilities
Lease liability	13	22,385	32,753
Total liabilities		72,903	332,288

Shareholders’ equity
Share capital	5(a)	28,995,261	28,445,261
Reserves		1,432,011	791,151
Accumulated deficit		(29,636,574)	(28,726,147)
Total shareholders’ equity		790,698	510,265
Total liabilities and shareholders’ equity		$863,601	$842,553

Nature and continuance of operations (note 1)

Events after the reporting period (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Michael Clark

Trevor Thomas	Michael Clark
Director	Director

3

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars, except for weighted average number of common shares)

		Years ended July 31,
	Note	2023	2022	2021
Expenses

Exploration and evaluation		$96,479	$514,132	$90,907
Assays and analysis		11,845	33,918	4,769
Drilling		-	22,455	-
Environmental		4,410	-	-
Geological		70,470	243,507	37,478
Helicopter and fuel		6,390	55,120	29,520
Property costs and assessments		1,646	2,584	3,752
Site activities		(10,700)	140,198	13,381
Socioeconomic		12,128	4,997	-
Technical data		-	1,000	-
Travel and accommodation		290	10,353	2,007
		190,577	219,243	163,261
Administrative fees	7(a)	46,359	42,044	38,382
Insurance		23,968	22,963	29,989
IT Services		12,000	11,000	12,000
Legal, accounting and audit		51,818	33,569	44,718
Office and miscellaneous		23,920	75,310	10,299
Property investigation		-	-	-
Regulatory, trust and filing		32,512	34,357	27,873
Shareholder communications		-	-	-
Equity-settled share-based compensation		640,860	399,140	-
Operating expenses		(927,916)	(1,132,515)	(254,168)

Other items
Accretion expense - office lease	13(b)	(4,376)	(5,326)	(1,456)
Amortization of Right-of-use asset	12(a)	(9,895)	(9,895)	(2,474)
Gain on sale of royalty interest		-	-	191,654
Selling costs for royalty interest		-	-	(15,256)
Interest income		12,410	3,365	1,376
Interest expense		(1,107)	-	-
Foreign exchange gain (loss)		(315)	(695)	357
Other income	8(a)(b)	20,735	150,000	-
(Loss) and comprehensive (loss) before taxes for the year		$(910,464)	$(995,066)	$(79,967)
Current income tax expenses		37	(2,779)	(36,452)
(Loss) and comprehensive (loss) for the year		$(910,427)	$(997,845)	$(116,419)
Basic earning (loss) per common share		$(0.02)	$(0.03)	$(0.00)
Diluted earning (loss) per common share		$(0.02)	$(0.03)	$(0.00)
Weighted average number of common shares outstanding (note 5(c))
Basic		43,216,196	37,163,954	26,873,243
Diluted		43,216,196	37,163,954	26,873,243

The accompanying notes are an integral part of these consolidated financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS’ EQUITY (DEFICIENCY) (Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves
				Equity-settled		Total
		Number		share-based	Accumulated	shareholders’
	Note	of shares	Amount	payments	deficit	equity

Balance at July 31, 2021		31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515
Flow-through shares issued through exercise of warrants		8,909,092	445,455	-	-	445,455
Shares issued through exercise of options		1,000,000	400,000	(200,000)	-	200,000
Share purchase options		-	-	399,140	-	399,140
Loss for the year		-	-	-	(997,845)	(997,845)
Balance at July 31, 2022		41,114,141	$28,445,261	$791,151	$(28,726,147)	$510,265

Balance at July 31, 2022		41,114,141	$28,445,261	$791,151	$(28,726,147)	$510,265
Private placement of units	5(a)	2,750,000	550,000	-	-	550,000
Share purchase options		-	-	640,860	-	640,860
Loss for the period		-	-	-	(910,427)	(910,427)
Balance at July 31, 2023		43,864,141	$28,995,261	$1,432,011	$(29,636,574)	$790,698

The accompanying notes are an integral part of these consolidated financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

		Years ended July 31,
	Note	2023	2022	2021
Operating activities
Income (loss) for the year		$(910,427)	$(997,845)	$(116,419)
Adjusted for:
Accretion expense - office lease	13(b)	4,376	5,326	1,456
Amortization of Right-of-use asset	13(a)	9,895	9,895	2,474
Income taxes expenses		-	-	36,452
Interest income		(12,410)	(3,365)	(1,376)
Gain on sale of royalty interests net of costs		-	-	(176,398)
Equity-settled share-based compensation		640,860	399,140	-

Changes in working capital items: Amounts receivable and other assets		(5,265)	(13,544)	6,917
Amounts payable and other liabilities		(165,014)	127,260	20,247
Due to related parties	7(a)&7(b)	(85,791)	27,453	(50,465)
Net cash used in operating activities		(523,776)	(445,680)	(277,112)

Investing activities
Mineral Properties Acquisition		(250,000)	(75,000)	(130,000)
Sale of royalty interest net of costs		-	-	176,399
Interest received		12,410	3,365	1,376
Net cash provided by investing activities		(237,590)	(71,635)	47,775

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(12,956)	(12,792)	(2,132)
Proceeds from exercise of warrants and options	5(a)	-	550,000	236,364
Proceeds from private placement	5(a)	550,000	95,455	-
Share issuance costs		-	-	(4,981)
Net cash provided by financing activities		537,044	632,663	229,251

Increase (decrease) in cash		(224,322)	115,348	(86)
Cash, beginning of the year		321,791	206,443	206,529
Cash, end of the year		$97,469	$321,791	$206,443

The accompanying notes are an integral part of these consolidated financial statements.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company’s common shares on the OTC Grey Market under the symbol QZMRF. The Company’s corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The consolidated financial statements as at and for the year ended July 31, 2023 (the “Financial Statements”) include the financial statements of Quartz Mountain Resources Ltd. and its wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., (together referred to as the “Company”) up to the date of dissolution of QZMG Resources Ltd. and Wavecrest Resources Inc. on March 2, 2023.

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2023, the Company had an accumulated deficit of $29,636,574 and net working capital of $70,872. The Company’s continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s fiscal year ended July 31, 2023.

The Company’s Board of Directors authorized issuance of these Financial Statements on November 27, 2023.

(b) Basis of presentation and consolidation

The Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at July 31, 2023 and 2022, the Company held a 0% (2022 - 100%) interest in QZMG Resources Ltd., a company that held a 0% (2022 - 100%) interest in Wavecrest Resources Inc.

(c) Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic condition, and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company’s ability to continue as a going concern.

(d) Foreign currency

The functional and presentational currency of the Company and its subsidiaries is the Canadian Dollar (“CAD”).

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition, and, where allowed and appropriate, re-evaluates such classification at each financial year-end. The Company does not have any derivative financial instruments.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Measurement

Financial assets and liabilities measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets and liabilities are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses.

Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A receivable investment is measured at FVTOCI if it meets both the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Receivable investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de- recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments measured at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets and liabilities measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

Financial assets and liabilities are subsequently measured at fair value and transaction costs are expensed in profit or loss. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

Impairment of financial assts at amortized cost (continued)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

(f) Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements for exploration costs.

Administrative expenditures related to exploration activities are expensed in the period incurred.

(g) Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse, or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Mineral property interests attributable to an area of interest are tested for impairment and then reclassified to mineral property and development assets within property, plant, and equipment once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h) Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company’s cost of capital and the risks specific to the asset.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i) Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

The Company will from time-to-time issue flow-through common shares, pursuant to which it transfers the tax deductibility of the related resource expenditures to shareholders. On issuance, the Company bifurcates the proceeds received into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes this liability and recognizes this premium as other income, offsetting any expense associated with the Company’s expenditure of the flow-through proceeds.

(j) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is determined by the same way that basic earnings (loss) per share except that the weighted average common shares outstanding are increased to include additional common shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the year. For the years ended July 31, 2023 and 2022, basic and diluted loss per share are the same as the effect of issuance of additional common shares is anti-dilutive.

(k) Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value determined at the grant date is charged to share-based compensation over the vesting period, based on the Company’s estimate of the equity instruments that will eventually vest.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l) Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development, or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for, and capitalized, at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no known rehabilitation and site restoration costs.

(m) Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and,
•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

(n) Leases

IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position in order to present an entity’s lease obligations.

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet. The Company depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term. On the consolidated statement of financial position, the right-of-use asset has been included under non-current assets and the lease liability has been included under current and non-current liabilities.

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2023	July 31, 2022
Sales tax receivable	$4,030	$17,865
Prepaid insurance	791	791
Reclamation deposit	19,100	-
	$23,921	$18,656

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Angel’s Camp Royalty	Total
Balance, July 31, 2020	$-	$-	$1	$1
Acquisition – cash payments	105,000	-	-	105,000
Acquisition – share issuance	210,000	-	-	210,000
Acquisition – royalty payments	25,000	-	-	25,000
Disposal	-	-	(1)	-
Balance, July 31, 2021	$340,000	$-	$-	$340,000
Acquisition – cash payments	-	100,000	-	100,000
Acquisition – royalty payments	25,000	-	-	25,000
Balance, July 31, 2022	$365,000	$100,000	$-	$465,000
Additions – option payments	-	225,000	-	225,000
Acquisition – royalty payments	25,000	-	-	25,000
Balance, July 31, 2023	$390,000	$325,000	$-	$715,000

(a) Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000), which were subject to a 4-month resale restricted period.

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid).

(b) Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the “Agreement”) with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation (“Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

To acquire the Jake Property, the Company is required to:

i.	Make cash payments to UMS as follows:
a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)
b.	$50,000 on the date that is six months following the Approval Date (paid)
c.	$50,000 on the date that is twelve months following the Approval Date (paid)
d.	$50,000 on the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:
a.	$50,000 on or before July 14, 2022 (paid)
b.	$75,000 on or before July 14, 2023 (paid)

iii.	Incur expenditures on the Underlying Claims as follows:
a.	$60,000 on or before July 14, 2022 (completed)
b.	Additional $100,000 on or before July 14, 2023 (completed)

As at July 31, 2023, the Company had earned a 100% interest in the Jake Property.

(c) Angel’s Camp Property

The Company retained a 1% NSR royalty (the “Royalty”) on the Angel’s Camp Property located in Lake County, Oregon, which was recorded at a nominal amount of $1. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty for US$150,000 to an arm’s-length party. Upon the completion of the transaction, the Company received the cash payment, recognizing a gain on sale of royalty interest of $191,654.

Selling costs associated with the transaction included $12,756 (US$10,000) paid to an arms-length party and $2,500 paid to the CFO of the Company.

5. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at July 31, 2023 and July 31, 2022, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid. Shares issued during the year ended July 31, 2022

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $95,455.

On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $350,000.

On July 12, 2022, the Company issued 1,000,000 common shares on the exercise of options at an exercise price of $0.20 for gross proceeds of $200,000.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the year ended July 31, 2023

On October 26, 2022, the Company completed a private placement of 2,750,000 units at a price of $0.20 per unit for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

Flow-through expenditures commitment

As at July 31, 2023, the amount of flow-through proceeds remaining to be expended is approximately $274,659 (2022 - $296,148), which is related to the flow-through shares issued on December 13, 2021 for gross proceeds of $350,000. This remaining amount must be incurred on or before December 31, 2023.

(a) Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2021	8,909,092	$0.05
Exercised	(8,909,092)	0.05
Balance, July 31, 2022	-	$-
Issued	2,750,000	0.20
Balance, July 31, 2023	2,750,000	$0.20

(b) Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2021	-	-
Granted	1,995,700	0.20
Exercised	(1,000,000)	0.20
Balance, July 31, 2022	995,700	$0.20
Granted	3,204,300	0.20
Balance, July 31, 2023	4,200,000	$0.20

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2023, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2027	3,204,300	$0.20
January 11, 2032	995,700	$0.20

As at July 31, 2023, the weighted average remaining life of the outstanding options is 5.25 years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk- free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the year ended July 31, 2023.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk- free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140.

On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

	July 31, 2023	July 31, 2022
Amounts payable	$23,121	$170,736
Accrued liabilities	-	17,399
	$23,121	$188,135

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Years ended July 31,
	2023	2022	2021
Administrative fees	$8,500	$12,125	$4,350
Fees paid to the entity controlled by CFO	12,000	12,000	14,000
Equity-settled share-based compensation	$640,860	$399,140	-

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a director of the Company.

(b) Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s CEO and Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Years ended July 31,
	2023	2022	2021
Service charges based on management services agreement	$57,686	$46,952	$49,397
Office lease	21,883	20,190	6,342
Reimbursement of third-party expenses	3,646	16,099	6,134
Total	$83,215	$83,241	$61,873

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

United Mineral Services (“UMS”)

UMS is a private company controlled by a director of the Company. The Company is engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

(b) Payables due to related parties

The following is a summary of amounts due to related parties:

	July 31, 2023	July 31, 2022
Balance payable to HDSI	$3,246	$3,134
Balance payable to UMS	12,733	98,636
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$17,029	$102,820

8. OTHER INCOME

(a) Sale of geological data

During the year ended July 31, 2022, the Company sold an arm’s length party all of its geological, technical, and other data collected and compiled regarding mineral properties that it owned in prior years for an amount of $150,000.

(b) BCMETC

During the year ended July 31, 2023, the Company received $20,735 of BCMETC refund for its fiscal year ended July 31, 2021.

9. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

10. TAXATION

(a) Provision for current tax

During the year ended July 31, 2023, the Company recorded a provision of current income tax recovery of $37 (2022 – income tax expense of $2,779).

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate:

	Years ended July 31,
	2023	2022	2021
Income (loss) for the period	$(910,464)	$(995,066)	$(79,967)
Income tax expense	-	-	-
Income (loss) excluding income tax	$(910,464)	$(995,066)	$(79,967)
Income tax expense (recovery) using the Company’s domestic rate	$(246,000)	$(269,000)	$(22,000)
Effect of tax rates in foreign jurisdictions	(1,000)	1,000	1,000
Non-deductible expenses and other	267,963	134,000	1,000
Difference in statutory tax rates and deferred tax rates	-	-	-
Change in unrecognized temporary differences	(21,000)	134,000	56,000
Current tax expense	$(37)	$-	$36,000

The Company’s domestic tax rate during the year ended July 31, 2023 was 27% (2022 – 27%; 2021 – 27%) and the effective tax rate was nil (2022 – nil; 2021 – nil).

(b) Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2023, the Company had unused non-capital loss carry forwards of approximately $3,878,000 (2022 – $3,918,000) in Canada and $nil (2022 – $12,000) in the United States.

As at July 31, 2023, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry	Tax Losses	Resource Pools	Equipment and Other
Within one year	-	-	-
One to five years	-	-	2,000
After five years	3,878,000	-	82,000
No expiry date	-	4,402,000	114,000
	3,878,000	4,402,000	198,000

In addition, the Company has approximately $4,402,000 (2022 - $4,428,000) of resource tax pools available, which may be used to shelter certain resource income in Canada.

11. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature  of  the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

12. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company’s cash and amounts receivable represent the maximum exposure to credit risk.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at July 31, 2023:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$23,121	$23,121	$-
Due to related parties	17,029	17,029	-
Lease liability	32,753	9,851	22,902
Total	$72,903	$50,001	$22,902

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed as at July 31, 2022:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$188,135	$188,135	$-
Due to related parties	102,820	102,820	-
Lease liability	41,333	8,580	32,753
Total	$332,288	$299,535	$32,753

(c) Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company’s investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company’s approach to capital management during the year ended July 31, 2023.

The Company is not subject to any externally imposed equity requirements.

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a) Right-of-use asset

As at July 31, 2023, $27,211 of right-of-use asset was recorded as follows:

Balance, July 31, 2021	$47,001
Amortization	(9,895)
Balance, July 31, 2022	$37,106
Amortization	(9,895)
Balance, July 31, 2023	$27,211

(b) Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

As at July 31, 2023, $32,753 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(12,956)
Lease liability – accretion expense	4,376
Balance, July 31, 2023	$32,753
Current portion	$10,368
Long-term portion	$22,385

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to July 31, 2026)	10,578
Total undiscounted lease payments	$38,294
Less: imputed interest	(5,541)
Lease liability at July 31, 2023	$32,753

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QUARTZMOUNTAINRESOURCESLTD. NOES TO THE CONSODLIATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2023, 2022 AND 2021 (Expressed in Canadian Dollars, unless otherwise stated)

14. EVENTS AFTER THE REPORTING PERIOD

(a)	On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20.

(b)	On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20.

(c)	On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement.

25